[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


September 18, 2008                                           74409.00053


Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., Mail Stop 4720
Washington, DC   20549

Re:      Van Kampen Unit Trusts, Series 796
         File No.: 333-152469

Dear Mr. Di Stefano:

This letter responds to your comments contained in your letter to me dated September 12, 2008, with respect to Pre-Effective Amendment No. 1 to the Registration Statement (the `Registration Statement") of Van Kampen Unit Trusts, Series 796 (the "Trust") which was filed with the Securities and Exchange Commission on September 10, 2008 (accession number 0000891804-08-002776).

Response to Comments

As set forth in your letter, the Trust will make the appropriate representations and acknowledgements in its acceleration request accompanying Amendment No. 2 to the Registration Statement to be filed on Tuesday, September 23, 2008.

In addition, the Trust has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Gary D. Rawitz

Gary D. Rawitz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:      Christopher J. Tafone, Esq.